UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)*

HUAHUI EDUCATION GROUP LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Mr. Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5290 DTC Parkway, Suite 150

Greenwood Village, CO 80111

Tel: 303-292-3883

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None	13D	Page 2 of 10

1	NAME OF REPORTING PERSON Feier Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.5%(2)
14	TYPE OF REPORTING PERSON CO

(1) Feier Co., Limited and Guiting Rao share voting and dispositive power over the shares based on Mr. Rao’s position as the sole shareholder of Feier Co., Limited.

(2) Based on 302,734,900 ordinary shares issued and outstanding as of July 3, 2019 as reported in the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2019

CUSIP No.	None	13D	Page 3 of 10

1	NAME OF REPORTING PERSON Meisi Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%(2)
14	TYPE OF REPORTING PERSON CO

(1) Meisi Co., Limited and Yuze Zhong share voting and dispositive power over the shares based on Mr. Zhong’s position as the sole shareholder of Meisi Co., Limited.

(2) Based on 302,734,900 ordinary shares issued and outstanding as of July 3, 2019 as reported in the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2019

CUSIP No.	None	13D	Page 4 of 10

1	NAME OF REPORTING PERSON Junze Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 30,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 302,734,900 ordinary shares issued and outstanding as of July 3, 2019 as reported in the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2019

CUSIP No.	None	13D	Page 5 of 10

1	NAME OF REPORTING PERSON Guiting Rao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 153,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 153,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.5%(2)
14	TYPE OF REPORTING PERSON IN

(1) Guiting Rao and Feier Co., Limited share voting and dispositive power over the shares based on Mr. Rao’s position as the sole shareholder of Feier Co., Limited.

(2) Based on 302,734,900 ordinary shares issued and outstanding as of July 3, 2019 as reported in the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2019

CUSIP No.	None	13D	Page 6 of 10

1	NAME OF REPORTING PERSON Yuze Zhong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.7%(2)
14	TYPE OF REPORTING PERSON IN

(1) Yuze Zhong and Meisi Co., Limited share voting and dispositive power over the shares based on Mr. Zhong’s position as the sole shareholder of Meisi Co., Limited.

(2) Based on 302,734,900 ordinary shares issued and outstanding as of July 3, 2019 as reported in the Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on July 5, 2019

CUSIP No.	None	13D	Page 7 of 10

Item 1. Security and Issuer

This Schedule 13D relates to the $0.0001 par value ordinary shares of Huahui Education Group Limited, a Cayman Islands exempted company limited by shares (the “Issuer”). The address of the principal executive office of the Issuer is 13th Floor, Building B1, Wisdom Plaza, Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, China 518000.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed by Feier Co., Limited, a Seychelles company limited by shares (“Feier”), Meisi Co., Limited, a Seychelles company limited by shares (“Meisi”), Junze Zhang (“Zhang”), Guiting Rao, the sole shareholder of Feier (“Rao”), and Yuze Zhong, the sole shareholder of Meisi (“Zhong”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of Feier, Meisi, Rao, and Zhong is Oliaji Trade Centre, 1st Floor, Victoria, Mahe, Republic of Seychelles.

The principal business address of Zhang is 13th Floor, Building B1, Wisdom Plaza, Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, China 518000

(c) Each of the Reporting Persons is in the business of investment.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which either it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Zhang, Rao, and Zhong are citizens of China.

CUSIP No.	None	13D	Page 8 of 10

Item 3. Source and Amount of Funds or Other Consideration

On July 3, 2019, Feier, Meisi and Zhang, as the sole shareholders of Huahui Group Stock Limited, a Seychelles company limited by shares (“HGSL”), and HGSL closed on a Share Exchange Agreement dated July 2, 2019 among the Issuer, HGSL, Feier, Meisi and Zhang (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, Feier, Meisi and Zhang exchanged 100% of the issued and outstanding shares of HGSL for 300,000,000 newly issued ordinary shares of the Issuer (the “Shares”). Feier, as 51% shareholder of HGSL, received 153,000,000 of the Shares, Meisi, as 39% shareholder of HGSL, received 117,000,000 of the Shares and Zhang, as 10% shareholder of HGSL, received 30,000,000 of the Shares.

On July 3, 2019, Rao became the beneficial owner of the 153,000,000 Shares owned of record by Feier by virtue of his being the sole shareholder of Feier, and Zhong became the beneficial owner of the 117,000,000 Shares owned of record by Meisi by virtue of his being the sole shareholder of Meisi. Accordingly, Rao and Zhong have shared voting and dispositive power over the Shares of the Issuer held by Feier and Meisi, respectively.

Item 4. Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Feier, Meisi and Zhang acquired their or his Shares as part of a reverse takeover by the Issuer of HGSL, a Seychelles company limited by shares, and its direct and indirect subsidiaries. The reverse takeover was effected through the exchange by Feier, Meisi and Zhang of 100% of the issued and outstanding shares of HGSL for an aggregate of 300,000,000 newly issued ordinary shares of the Issuer (the “Share Exchange”), which constituted 99.1% of the Issuer’s outstanding shares after the Share Exchange.

Rao acquired shared beneficial ownership of the Shares acquired by Feier and Zhong acquired shared beneficial ownership of the Shares acquired by Meisi in the Share Exchange by virtue of their being the sole shareholders of Feier and Meisi, respectively.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The responses to Items 11 and 13 of the cover pages to this Schedule 13D are incorporated herein.

CUSIP No.	None	13D	Page 9 of 10

(b) The responses to Items 7 through 10 of the cover pages to this Schedule 13D are incorporated herein.

(c) None of the Reporting Person had entered into any transactions in the Shares during the sixty days immediately prior to July 3, 2019. Effective May 27, 2020, Meisi sold 29,867,000 Shares of the Issuer in private transactions in accordance with Regulation S under the Securities Act of 1933.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 25, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

99.1	Joint Filing Agreement

CUSIP No.	None	13D	Page 10 of 10

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2020	FEIER CO., LIMITED

	By:	/s/ Guiting Rao
Guiting Rao, President

Date: August 25, 2020	MEISI CO., LIMITED

	By:	/s/ Yuze Zhong
Yuze Zhong, President

Date: August 25, 2020		/s/ Junze Zhang
Junze Zhang

Date: August 25, 2020		/s/ Guiting Rao
Guiting Rao

Date: August 25, 2020		/s/ Yuze Zhong
Yuze Zhong